Exhibit 99.1

Best ever results: FY 2015

•	Total shipments reached 7,664 units, up 6%

•	Net revenues grew 3% (-3% at constant currencies) to Euro 2,854 million

•	Adjusted EBIT(1) of Euro 473 million, 200bps margin increase

•	Net profit amounted to Euro 290 million, +9%

•	Net Debt of Euro 1,938 million as of December 31, 2015

•	Distribution of Euro 0.46 per common share(2)

For the three months ended December 31,			(In Euro million unless otherwise stated)	For the twelve months ended December 31,
2015	2014	Change		2015	2014	Change
2,021	1,975	46	Shipments (in units)	7,664	7,255	409
744	751	(7)	Net revenues	2,854	2,762	92
85	115	(30)	EBIT	444	389	55
109	115	(6)	Adjusted EBIT(1)	473	404	69
157	193	(36)	EBITDA(1)	719	678	41
181	193	(12)	Adjusted EBITDA(1)	748	693	55
55	79	(24)	Net profit	290	265	25
0.28	0.41	(0.13)	Earnings per share (in Euro)	1.52	1.38	0.14

(Euro million)	Dec. 31, 2015	Dec. 31, 2014	Change
Net Cash/(Net Debt)(1)	(1,938)	566	n.m.

________________
(1) Refer to specific note on Non-GAAP financial measures

(2) Subject to approval of the 2015 annual accounts and review of other relevant financial statements by the Board of Directors

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

Maranello (Italy), February 2, 2016 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated net revenues and preliminary results(3) for the fourth quarter and twelve months ended December 31, 2015.

Shipments totaled 7,664 units in 2015, up 6% from the previous year. This performance was driven by a 17% increase in sales of our 8 cylinder models (V8), led by California T, 458 Speciale A and the newly launched 488 GTB. Shipments of the 12 cylinder models (V12) were down 24% as the F12berlinetta and the FF are respectively in their 4th and 5th year of commercialization, and the F12tdf shipments started in December 2015.
EMEA(4), Americas(4) and Rest of APAC(4) experienced sound year-on-year growth of 2%, 7% and 26% respectively. Greater China4 contracted by 10% year-on-year, but showed a +7% upturn for the three months ended December 31, 2015, thanks to the introduction of the 488 GTB.

Net revenues for FY 2015 were Euro 2,854 million, an increase of Euro 92 million or 3% (-3% at constant currencies) from FY 2014. Higher net revenues in Cars and spare parts(5) (Euro 136 million, +7%) were partially offset by a decrease in Engines(6) (Euro 92 million, -30%).

Adjusted EBIT(1) was Euro 473 million, up Euro 69 million (+17%) from FY 2014. This was the effect of higher volumes for the California T, 458 Speciale A, the newly launched 488 GTB and a positive margin contribution from our personalization programs. The increase was also supported by a positive foreign exchange contribution of Euro 41 million, mainly due to U.S. dollar and Great Britain pound appreciation and partially offset by Japanese yen. The mix effect had a slightly negative contribution of Euro 6 million due to the higher proportion of V8 versus V12 in FY 2015 compared to FY 2014. Selling, general and administrative costs(7) grew by Euro 15 million due to our continued

________________
(3) These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union

(4) EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Greater China includes: China, Hong Kong and Taiwan; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia and South Korea

(5) Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts

(6) Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams

(7) Excluding expenses related to IPO costs and employees extra bonus in 2015 and the resignation of former Chairman in 2014 focus on directly operated retail stores, corporate costs and F1 racing activities. Research and development costs and industrial costs increased by Euro 3 million attributable to the 2016 development of the power unit for F1 racing activity partially offset by a lower R&D on road cars (primarily R&D and product D&A of 458 family) and efficiencies on production costs.

As a result of the items described above, net profit for FY 2015 was Euro 290 million, up Euro 25 million (+9%).

Free Cash Flow(1) for the twelve months ended December 31, 2015 was Euro 390 million, primarily driven by a strong increase in cash from operating activities. Free Cash Flow(1) included the following one-time cash inflows: the sale of investment properties; the reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China; and the sale of the financial assets portfolios of certain Financial Services Companies (FFS S.p.A. and FFS KK) in connection with the additional steps taken to maximize the effects of our cooperation agreements in Europe and in Japan; partially offset by the one-time extra bonus payment in December to all Ferrari employees.

Net Debt(1) at December 31, 2015 was Euro 1,938 million, compared to a Net Cash(1) position of Euro 566 million at December 31, 2014. This was a result of the capital reorganization in connection with our IPO and the spin-off from Fiat Chrysler Automobiles N.V. (FCA), partially offset by the strong Free Cash Flow(1) generation.

2016 Outlook
The Group indicates the following guidance for 2016, assuming FX consistent with current market conditions:

•	Shipments: ~7,900 including supercars

•	Net revenues: >Euro 2.9 billion

•	Adjusted EBITDA: >Euro 770 million

•	Net Debt: <Euro 1,950 billion (<Euro 750 million - net of the funded self-liquidating financial receivables portfolio) including distribution to shareholders(2)

Distribution proposal
Subject to the approval of the 2015 annual accounts and review of other relevant financial statements by the Board of Directors of the Company, the Board of Directors of the Company intends to resolve to make a distribution to the holders of common shares of Euro 0.46 per common share, corresponding to a total distribution to shareholders of approximately Euro 87 million.

Subsequent Events
On January 3rd, 2016 the Company completed the announced separation of the Ferrari business from FCA which was previously its largest shareholder. Following Ferrari’s debut on the New York Stock Exchange (NYSE) on October 21st, 2015, on January 4th, 2016 the Company also completed the listing of its common shares on the Milan Stock Exchange (MTA) under the ticker symbol RACE.
On January 19th, 2016 Ferrari Financial Services Inc. completed its first securitization program of retail financial receivables in the U.S. with total proceeds of approximately US$246 million.

Shipments

For the three months ended December 31,			Shipments[4] (units)	For the twelve months ended December 31,
2015	2014	Change		2015	2,014	Change
938	780	158	EMEA	3,351	3,274	77
671	740	(69)	Americas	2,640	2,462	178
192	179	13	Greater China	610	675	(65)
220	276	(56)	Rest of APAC	1,063	844	219
2,021	1,975	46	Total shipments	7,664	7,255	409

Total net revenues

For the three months ended December 31,			(Euro million)	For the twelve months ended December 31,
2015	2014	Change		2015	2014	Change
535	532	3	Cars and spare parts(5)	2,080	1,944	136
47	83	(36)	Engines(6)	219	311	(92)
119	108	11	Sponsorship, commercial and brand(8)	441	417	24
43	28	15	Other(9)	114	90	24
744	751	(7)	Total net revenues	2,854	2,762	92

______________________
(8) Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income
(9) Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2016 Outlook”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; the Group’s low volume strategy; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; competition in the luxury performance automobile industry; reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; exchange rate fluctuations, interest rate changes, credit risk and other market risks; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
tel.: +39 0536 949137
Email: media@ferrari.com

Investor Relations
Tel.: +39 0536 949695
Email: nicoletta.russo@ferrari.com

www.ferrari.com

Non-GAAP financial measures
Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended December 31,		(Euro million)	For the twelve months ended December 31,
2015	2014		2015	2014
85	115	EBIT	444	389
0	0	Expense related to the resignation of the former Chairman	0	15
24	0	Income and expenses incurred in connection with our IPO and separation and employees extra bonus	29	0
109	115	Adjusted EBIT	473	404

EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended December 31,		(Euro million)	For the twelve months ended December 31,
2015	2014		2015	2014
55	79	Net profit	290	265
25	38	Income tax expense	144	133
5	(2)	Net financial expense/(income)	10	(9)
72	78	Amortization and depreciation	275	289
157	193	EBITDA	719	678

For the three months ended December 31,		(Euro million)	For the twelve months ended December 31,
2015	2014		2015	2014
157	193	EBITDA	719	678
0	0	Expense related to the resignation of the former Chairman	0	15
24	0	Income and expenses incurred in connection with our IPO and separation and employees extra bonus	29	0
181	193	Adjusted EBITDA	748	693

Net Cash/(Net Debt) is defined as cash and cash equivalents plus cash deposits in FCA Group cash management pools less debt.

(Euro million)	December 31, 2015	December 31, 2014
Cash and cash equivalents	183	134
Deposits in FCA Group cash management pools	139	942
Financial liabilities with FCA Group	(3)	(379)
Financial liabilities with third parties	(2,257)	(131)
Net Cash / (Net Debt)	(1,938)	566

Free Cash Flow is one of management’s primary key performance indicators to measure the Group’s performance and is defined as cash flows from operating activities less cash flows used in investing activities.
Free Cash Flow is subject to month to month fluctuations due to, among other things, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditures.

For the three months ended December 31,		(Euro million)	For the twelve months ended December 31,
2015	2014		2015	2014
173	131	Cash flows from operating activities	707	426
(121)	(122)	Cash flows used in investing activities	(317)	(290)
52	9	Free Cash Flow	390	136

On February 2nd, 2016, at 4.30 p.m. CET, management will hold a conference call to present the 2015 full year results to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

For further information:
tel.: +39 0536 949137
Email: media@ferrari.com

Investor Relations
Tel.: +39 0536 949695
Email: nicoletta.russo@ferrari.com

www.ferrari.com